FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





              THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                 2006 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

   - Net operating income before loan impairment charges and other credit risk provisions up 15.0 per cent to HK$44,353 million (HK$38,576 million in the first half of 2005; up 14.8 per cent from HK$38,646 million in the second half of last year).

   - Pre-tax profit up 5.6 per cent to HK$25,516 million (HK$24,163 million in the first half of 2005; up 21.0 per cent from HK$21,086 million in the second half of last year).

   - Attributable profit up 5.2 per cent to HK$18,471 million (HK$17,564 million in the first half of 2005; up 20.7 per cent from HK$15,309 million in the second half of last year).

   - Return on average shareholders' funds of 34.9 per cent (39.7 per cent and 35.2 per cent in the first and second half of 2005 respectively).

   - Assets up 8.4 per cent to HK$2,898 billion (HK$2,673 billion at the end of 2005); risk-weighted assets up 5.4 per cent to HK$1,306 billion (HK$1,238 billion at 31 December 2005).

   - Total capital ratio of 13.1 per cent; tier 1 capital ratio of 12.1 per cent (12.4 per cent and 11.7 per cent at 31 December 2005).

   - Cost efficiency ratio of 39.4 per cent (38.4 per cent and 44.0 per cent for the first and second half of 2005 respectively).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

In the first half of 2006, The Hongkong and Shanghai Banking Corporation reported solid results and continued to invest in the growth of its businesses both in Hong Kong and the rest of the Asia-Pacific region. Supported by a strong economy in Hong Kong, deepening links with mainland China, and generally favourable conditions in other parts of Asia, the group increased marketing activity and the recruitment of customer-facing staff to grow market share and customer penetration in its major businesses. The exceptions to this generally benign environment were deteriorating personal credit conditions in Taiwan and Indonesia.

Net operating income before loan impairment charges was HK$44,353 million, an increase of HK$5,777 million, or 15.0 per cent, compared with the first half of 2005, and HK$5,707 million, or 14.8 per cent, higher than the second half of 2005. Net interest income benefited from rising interest rates that led to wider deposit spreads and an increase in demand for deposit and savings products in both Hong Kong and the rest of Asia-Pacific.

Personal Financial Services' net operating income before loan impairment charges rose 14.2 per cent to HK$21,967 million compared with the same period in 2005. Net operating income before loan impairment charges in the second half of 2005 was 7.1 per cent higher. Mortgage market share increased significantly after an effective marketing campaign that focused on simplified and transparent pricing by the bank in Hong Kong. There was also increased mortgage lending in Singapore, Taiwan, India and Korea.

Supported by increased investment in marketing, the number of cards in the region exceeded 9 million. Buoyant stock markets and favourable economic conditions in Hong Kong and many parts of the region drove demand for wealth management products.

Commercial Banking's net operating income before loan impairment charges rose
22.3 per cent to HK$9,254 million compared with the first half of 2005, and by HK$459 million, or 5.2 per cent, compared with the second half of 2005.

In Hong Kong, there was strong demand for credit in the property and Mainland manufacturing sectors. Insurance revenues continued to grow following the establishment of a dedicated commercial banking insurance division.

In the rest of Asia-Pacific, corporate lending and trade finance grew strongly in India and asset spreads improved. Liability spreads improved across the region.

Net operating income before loan impairment charges in Corporate, Investment Banking and Markets increased by 5.0 per cent to HK$12,513 million compared with the first half of 2005, and by 20.7 per cent, or HK$2,146 million, compared with the second half. Net interest income fell by HK$1,017 million, compared with the first half of 2005. In Global Markets, balance sheet management revenues declined as the cost of funding fixed rate asset positions, entered into in earlier periods, rose significantly. Flat yield curves made it difficult to generate income through position-taking. This was partially offset by a strong performance in Global Transactional Banking (trade services, payments and cash management and securities services).

Fee income from asset management rose by 79.9 per cent, reflecting higher fund advisory and distribution fees. Foreign exchange profits were higher as currency volatility provided trading opportunities. Customer volumes increased in India, Korea and Taiwan.

Our commercial and personal insurance businesses continued to make significant progress across the region.

We continued to invest in our China businesses where there was strong growth in both our branch operations and investments. Net operating income before loan impairment charges in the first half of 2006 was 45.1 per cent higher than in the first half of 2005, at HK$1,155 million. Income from our investments was
44.0 per cent higher, at HK$1,283 million.

The group's operating profit was HK$24,281 million, an increase of HK$1,038 million, or 4.5 per cent, compared with the first half of 2005, and an increase of HK$4,180 million, or 20.8 per cent, compared with the second half.

In Hong Kong, a modest loan impairment charge for personal lending contrasted with net releases in the first half of 2005 and was offset by a reduction in charges in commercial lending.

In the rest of Asia-Pacific, loan impairment charges and other credit risk provisions were impacted by the deteriorating personal credit environment in Taiwan and Indonesia.

In both Hong Kong and the rest of Asia-Pacific, costs increased to continue business expansion. The recruitment of customer-facing staff and investment in IT resources rose in all three of our major businesses. Marketing costs were higher in both Personal Financial Services and Commercial Banking.

We will continue to identify opportunities for growing our business in the region. The regional economy is likely to benefit from robust external demand, although the pace of growth will be somewhat slower than in the first half due to the impact of higher interest rates and oil prices. Domestic demand in Asia remains buoyant and could help mitigate any slowdown in external demand such as a possible slowdown in the US economy.


Results by Customer Group


                                                      Corporate,
                                                      Investment
                              Personal                   Banking
                             Financial    Commercial         and    Private
Figures in HK$m               Services       Banking     Markets    Banking     Other      Total

Half-year ended 30JUN06

Net interest income             14,403         6,458       4,017         39    (1,327)    23,590

Net fee income                   5,177         2,445       3,511         33      (252)    10,914

Net trading income                 459           386       4,587          6      (976)     4,462

Net income/(loss) from
  financial instruments
  designated at fair value          63          (319)         18          -       266         28

Gains less losses from
  financial investments             84            (1)        195          -       872      1,150

Dividend income                      3             2          23          -       563        591

Net earned insurance
  premiums                      10,413           437          62          -         -     10,912

Other operating income             836            71         148          7     1,388      2,450

Total operating income          31,438         9,479      12,561         85       534     54,097

Net insurance claims
  incurred and movement in
  policyholder liabilities      (9,471)         (225)        (48)         -         -     (9,744)

Net operating income
  before loan impairment
  charges and other credit
  risk  provisions              21,967         9,254      12,513         85       534     44,353

Loan impairment charges
  and other credit
  risk provisions               (2,480)         (258)        155          -         -     (2,583)

Net operating income            19,487         8,996      12,668         85       534     41,770

Operating expenses              (9,046)       (3,011)     (5,222)       (81)     (129)   (17,489)

Operating profit                10,441         5,985       7,446          4       405     24,281

Share of profit in
  associates                       116           723         296          -       100      1,235

Profit before tax               10,557         6,708       7,742          4       505     25,516

Share of profit before tax        41.4%         26.3%       30.3%         -       2.0%     100.0%

Advances to customers (net)    448,553       253,528     323,275      3,264    15,744  1,044,364

Customer accounts            1,042,668       375,923     388,996      7,139     3,542  1,818,268

Half-year ended 30JUN05

Net interest income             12,819         5,062       5,034         29    (1,534)    21,410

Net fee income                   4,152         2,207       2,452         29        34      8,874

Net trading income                 449           276       3,701          3      (233)     4,196

Net income/(loss) from
  financial instruments
  designated at fair value         163          (342)        152          -       (29)       (56)

Gains less losses from
  financial investments              3            23         (35)         -       356        347

Dividend income                      3             2         106          -       138        249

Net earned insurance
  premiums                       6,546           356          73          -         -      6,975

Other operating income           1,028           150         472          7     1,063      2,720

Total operating income          25,163         7,734      11,955         68      (205)    44,715

Net insurance claims
  incurred and movement in
  policyholder liabilities      (5,932)         (168)        (39)         -         -     (6,139)

Net operating income
  before loan impairment charges
  and other credit risk
  provisions                    19,231         7,566      11,916         68      (205)    38,576

Loan impairment charges
  and other credit risk
  provisions                       (60)         (510)         54          -         -       (516)

Net operating income            19,171         7,056      11,970         68      (205)    38,060

Operating expenses              (7,912)       (2,560)     (4,701)       (52)      408    (14,817)

Operating profit                11,259         4,496       7,269         16       203     23,243

Share of profit in
  associates                        93           566         231          -        30        920

Profit before tax               11,352         5,062       7,500         16       233     24,163

Share of profit before tax        47.0%         21.0%       31.0%         -       1.0%     100.0%

Advances to customers (net)    418,884       235,856     300,955      3,551    14,391    973,637

Customer accounts              992,860       336,228     334,524      6,234     1,587  1,671,433

Half-year ended 31DEC05

Net interest income             13,982         6,027       3,691         34    (1,653)    22,081

Net fee income                   3,898         2,317       2,936         26        46      9,223

Trading income                     234           362       3,514          7    (1,133)     2,984

Net income/(loss) from
  financial instruments
  designated at fair value         503          (306)        (30)         -       273        440

Gains less losses from
  financial investments             (3)            -          54          -       358        409

Dividend income                      2            12          61          -        44        119

Net earned insurance
  premiums                      11,891           400          74          -         -     12,365

Other operating income             956           145         100          6       970      2,177

Total operating income          31,463         8,957      10,400         73    (1,095)    49,798

Net insurance claims
  incurred and movement in
  policyholder liabilities     (10,957)         (162)        (33)         -         -    (11,152)

Net operating income
  before loan impairment
  charges and other credit
  risk  provisions              20,506         8,795      10,367         73    (1,095)    38,646

Loan impairment charges
  and other credit risk
  provisions                    (1,284)         (386)        111          -        11     (1,548)

Net operating income            19,222         8,409      10,478         73    (1,084)    37,098

Operating expenses              (9,020)       (2,864)     (4,941)       (61)     (111)   (16,997)

Operating profit                10,202         5,545       5,537         12    (1,195)    20,101

Share of profit in
  associates                        86           524         215          -       160        985

Profit before tax               10,288         6,069       5,752         12    (1,035)    21,086

Share of profit before tax        48.8%         28.8%       27.3%         -      (4.9%)    100.0%

Advances to customers (net)    436,676       235,675     309,092      3,230    14,653    999,326

Customer accounts              984,734       374,370     366,752      7,405     1,849  1,735,110


Personal Financial Services reported profit before tax of HK$10,557 million, a decrease of 7.0 per cent over the first half of 2005 as strong growth in operating income of 14.2 per cent was offset by higher credit card impairment allowances in Taiwan and Indonesia, and investment expenditure in the rest of Asia-Pacific.

Net interest income increased by HK$1,584 million, or 12.4 per cent, compared with the first half of 2005. In Hong Kong, net interest income rose by HK$967 million, or 9.9 per cent, as effective management of deposit pricing amid the continued trend of rising interest rates resulted in a further widening of liability spreads. The local mortgage market remained highly competitive as sales volumes in the housing market slowed, but a significant increase in market share of new business was achieved, largely as a result of a simplified pricing campaign launched by the bank in Hong Kong in the first quarter of 2006. Credit card lending in Hong Kong grew, but net interest income fell as the benefit of higher receivables was more than offset by a rise in funding costs. Average customer deposit balances remained flat, reflecting a competitive market and customer preference for investment in unit trusts and structured deposit products.

In the rest of Asia-Pacific, net interest income rose by HK$617 million, or 20.2 per cent, reflecting strong balance sheet growth across the region. The deposit base expanded in a number of countries, particularly Singapore, mainland China and Indonesia, reflecting a more focused strategy on HSBC Premier customers, and deposit spreads improved on the back of higher interest rates. Mortgage lending increased in Korea, Singapore, Taiwan and India, led by competitive pricing and increased marketing activity. These volume benefits were, however, partly offset by lower spreads resulting from higher funding costs and reduced yields. Interest earned on credit cards was higher in the Philippines, Indonesia and India, reflecting growth in receivables, but spreads narrowed in the face of increased funding costs. Income from personal instalment loans rose, notably in India, Korea and Indonesia, following the successful launch of these products in mid-2005.

Net fee income of HK$5,177 million was 24.7 per cent higher than the first half of 2005, driven by increased stock market activity in Hong Kong and the region and greater demand for wealth management products. While the investment environment proved volatile, the group continued to develop and market a diversified wealth management product set to suit a variety of customer appetites in changing markets. In Hong Kong, fee income was up by HK$637 million, or 20.8 per cent. Fee income from stockbroking and custody services rose by 88.7 per cent, as transaction volumes were higher reflecting buoyant stock market conditions in the first quarter of 2006. Sales of unit trusts increased significantly as investors switched to equity-related products, encouraged by improved markets and the launch of new investment funds. In the rest of Asia-Pacific, fee income rose by 35.7 per cent on the back of strong demand for investment products in India, Singapore, Taiwan and Korea, with revenue from wealth management sales in the region increasing by HK$193 million, or 41.8 per cent.

Fee income from credit cards was HK$313 million, or 25.3 per cent, higher than the first half of 2005 as the group strengthened its position as the largest card issuer in Hong Kong, with 4.4 million cards in force. In the rest of Asia-Pacific, particularly India and the Philippines, expansion of the cards business continued. This was supported by extensive marketing campaigns and sales efforts, resulting in a rise of 19.6 per cent in the number of cards to a total of 5.0 million issued, as well as a 17.3 per cent increase in cardholder spending.

Insurance income rose by 27.1 per cent, with continued focus on the development of the group's retirement planning proposition and supported by increased levels of marketing activity. Sales of other life assurance products also grew and revenues from general insurance, particularly medical, travel and home insurance increased.

Gains from financial investments principally comprise profit realised from the partial disposal of an operational investment.

The charge for loan impairment increased by HK$2,420 million to HK$2,480 million, primarily attributable to higher credit card delinquency levels in Taiwan and Indonesia. Delinquency rates and write-offs rose in Taiwan as a result of government measures to control excessive consumer credit growth. Indonesia has been affected by higher minimum repayment rules, coupled with a hefty reduction in the government subsidy of fuel prices. Volume growth in personal lending and credit card receivables also contributed to the increased charge. The prior period benefited from non-recurring releases of provisions against mortgage lending and restructured facilities in Hong Kong.

Operating expenses were HK$1,134 million, or 14.3 per cent, higher than in the first half of 2005, principally driven by continued investment to develop and expand the business in the rest of the Asia-Pacific region. Compared with the second half of 2005, however, expenses were flat. In Hong Kong, operating expenses rose by 7.5 per cent, largely in relation to a major credit card marketing campaign and headcount growth in customer-facing roles. Technology costs were also higher, reflecting investment in customer portfolio management systems and the enhancement of channel capabilities. In the rest of Asia-Pacific, costs increased by HK$779 million, or 24.4 per cent, notably in India and Korea, as the group continued to pursue organic growth in the region. Headcount rose by 30.7 per cent as sales and support functions were expanded, and premises costs rose as new branches were opened in Korea, India, and mainland China. Higher marketing costs were incurred to drive sales and promote the HSBC brand, with specific campaigns targeted to increase customer numbers and raise market share in credit cards, mortgages and personal loans, and to attract new deposits. In addition, costs were incurred in the start-up of the consumer finance business in the region.

Income from associates of HK$116 million includes improved results from Bank of Communications and Industrial Bank.

Commercial Banking reported profit before tax of HK$6,708 million, an increase of 32.5 per cent over the first half of 2005, driven by improved deposit spreads and balance sheet growth. Operating profit, excluding loan impairment charges, grew by 22.2 per cent in Hong Kong to HK$4,873 million, and in the rest of Asia-Pacific by 34.4 per cent to HK$1,370 million.

Net interest income increased by HK$1,396 million, or 27.6 per cent, compared with the first half of 2005. This reflected growth in average advances and deposits as well as improvements in deposit spreads following further rises in interest rates this year. In Hong Kong, net interest income rose by HK$941 million, or 24.2 per cent, as strong demand for credit continued in the property sector and from manufacturers with operations on the Mainland, but lending margins were compressed due to keen market competition. Liability balances increased, reflecting the active promotion of the 'BusinessVantage' account in Hong Kong and the widening of deposit spreads. Emphasis on the small and medium-sized enterprises ('SME') segment was strengthened with the opening of new dedicated SME centres, more relationship managers and the launch of a new criteria-based lending programme. Cross-border relationships continue to be developed. A new dedicated Taiwan team was set up to pursue business growth from the Taiwanese segment in Hong Kong and mainland China, and the alignment of resources to support customer needs in mainland China led to an increase in inter-office referrals.

In the rest of Asia-Pacific, net interest income grew by 38.5 per cent. In India, corporate lending and trade finance grew strongly and asset spreads improved, and in Singapore continued effort was made to gain new customers and deepen relationships with existing customers in the mid-market and SME segments. Liability spreads improved across the region. The deposit base expanded in various countries, particularly in India due to the receipt of IPO funds and in Singapore which benefited from the introduction of new distribution channels and marketing campaigns. In addition, the offshore business in Mauritius performed well.

Net fee income rose by HK$238 million, or 10.8 per cent, largely attributable to higher fees from account services and remittances, particularly in Hong Kong as a result of the successful marketing of new payment services, and in India where the SME business was repositioned to focus on the provision of transactional banking services. Credit card fee income grew as the number of merchant relationships increased. Income from sales of foreign exchange products increased by 39.9 per cent, benefiting from an increase in cross-border remittances. Fees from trade services were marginally higher as increases in India, Bangladesh and Indonesia were offset by lower revenues in Hong Kong due to intense market competition. Income from the sale of wealth management products in Hong Kong fell in line with a shift in market demand away from guaranteed funds to shorter-term deposit products.

Insurance revenues, particularly from life insurance products, continued to grow following the establishment of a dedicated commercial banking insurance division last year. Income increased by 56.1 per cent.

The charge for loan impairment was HK$252 million lower than the first half of 2005, reflecting a decrease in new specific provisions in Hong Kong, although new charges in mainland China were higher. Credit quality generally remained stable elsewhere in the region, despite the more volatile external environment in which interest rates and commodity prices have continued to rise.

Operating expenses increased by 17.6 per cent over the first half of 2005, as the number of sales and back-office staff increased in support of SME initiatives, insurance business expansion and product development. Expenditure increased on marketing campaigns to win new business and increase market penetration. Ongoing investment in the development and promotion of internet banking and other lower-cost delivery channels also incurred higher IT and infrastructure costs. Business Internet Banking in Hong Kong continued to show impressive growth and was enhanced to support sales of unit trusts and structured deposits. User numbers increased by over 40 per cent and the proportion of online transactions grew by 56 per cent. Staff costs and marketing expenditure rose in Korea and mainland China in order to develop our commercial banking business in these countries.

Income from associates of HK$723 million includes improved results from Bank of Communications and Industrial Bank.

Corporate, Investment Banking and Markets reported profit before tax of HK$7,742 million, 3.2 per cent higher than the first half of 2005. An excellent performance in Global Transaction Banking and strong trading profits were largely offset by a decline in net interest income in Global Markets.

Net interest income fell by HK$1,017 million, or 20.2 per cent, compared with the first half of 2005. In Global Markets, balance sheet management revenues declined as the cost of funding fixed rate asset positions, put on in earlier periods, rose significantly. In addition, flat yield curves made it difficult to generate income through position-taking. These asset positions had, however, largely run off by the period end. Net interest income in Global Transaction Banking increased by 90.3 per cent, notably in Hong Kong and India, as deposit spreads improved as a result of interest rate rises across the region, coupled with business growth. Deposit balances grew by 27.9 per cent as the payments and cash management business successfully completed the implementation of several cross-border cash management solutions. The securities services business performed well, particularly in India, Taiwan and Korea and settlement balances increased due to higher stock market transaction volumes, which were in part boosted by a rise in foreign investment. Trade finance revenues grew, notably in Japan and Korea. Net interest income from corporate lending was flat as the benefit of balance sheet growth in Hong Kong was offset by competitive pressures on spreads. Strong growth in advances to corporates in mainland China was achieved, reflecting investment made in expanding customer relationships and inflow of business into the group's new branches on the Mainland.

Net fee income increased by HK$1,059 million, or 43.2 per cent. The securities services business continued to broaden capabilities across the region. Volumes benefited from buoyant local stock markets in the first quarter, particularly in Hong Kong, India and Korea, resulting in a rise in fee income of 60.2 per cent. Fee income from the asset management business increased by 79.9 per cent, reflecting higher fund advisory and distribution fees and growth in funds under management. The investment banking division arranged a number of structured finance transactions in Hong Kong, but underwriting income was lower as adverse market sentiment in Hong Kong in the second quarter of 2006 caused the postponement of several local IPOs.

Net trading income rose by 23.9 per cent to HK$4,587 million. Foreign exchange profits were higher as currency volatility provided good trading opportunities and customer volumes increased in India, Korea and Taiwan, which also benefited from inward foreign investment in the local stock markets. Expansion of the product range in the equities and equity derivatives business, together with more active stock markets, produced strong trading results. However, the stock market decline late in the period did have some negative impact in reducing the flow of deals. Good positioning for interest rate rises resulted in strong gains in interest rate derivatives and government securities trading. Private equity investments also performed strongly. However, corporate bond trading in Hong Kong was adversely affected by lower turnover of fixed rate products in the rising rate environment and price falls in emerging markets securities.

Gains on the disposal of financial investments largely comprised profits made on the sale of Philippine government securities.

There was a net release of loan impairment provisions of HK$155 million, compared with a release of HK$54 million in the first half of 2005, as the corporate credit environment throughout the region remained benign.

Operating expenses increased by 11.1 per cent compared with the first half of 2005, reflecting headcount increases and IT investment to support business expansion in all areas and higher performance-related remuneration in the investment banking division and in Global Markets. The transfer of HSBC Securities Japan to the group in the second quarter of 2005 also contributed to the increase in expenses as a full period of costs was reflected this year. Cost growth has slowed, however, as total expenses were 5.7 per cent up compared to the second half of 2005.

Income from associates of HK$296 million includes improved results from Bank of Communications and Industrial Bank.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to other customer groups, together with the elimination of inter-segment transactions. Gains from financial investments largely comprise profit on the disposal of part of the group's stake in UTI Bank, and other operating income includes profits made on property sales. These gains were partially offset by lower revaluation gains on investment property.


Consolidated Income Statement


                               Half-year ended   Half-year ended     Half-year ended
Figures in HK$m                        30JUN06           30JUN05             31DEC05

Interest income                         53,745            35,859              44,340
Interest expense                       (30,155)          (14,449)            (22,259)
Net interest income                     23,590            21,410              22,081
Fee income                              13,185            10,579              11,092
Fee expense                             (2,271)           (1,705)             (1,869)
Net fee income                          10,914             8,874               9,223
Net trading income                       4,462             4,196               2,984
Net income/(loss) from financial
  instruments designated at fair value      28               (56)                440
Gains less losses from financial
  investments                            1,150               347                 409
Dividend income                            591               249                 119
Net earned insurance premiums           10,912             6,975              12,365
Other operating income                   2,450             2,720               2,177
Total operating income                  54,097            44,715              49,798
Net insurance claims incurred and
  movement in policyholder liabilities  (9,744)           (6,139)            (11,152)
Net operating income before loan
  impairment charges and other credit
  risk provisions                       44,353            38,576              38,646
Loan impairment charges and other
  credit risk provisions                (2,583)             (516)             (1,548)
Net operating income                    41,770            38,060              37,098
Employee compensation and benefits     (10,109)           (8,425)             (9,311)
General and administrative expenses     (6,317)           (5,402)             (6,693)
Depreciation of property, plant and
  equipment                               (934)             (927)               (898)
Amortisation of intangible assets         (129)              (63)                (95)
Total operating expenses               (17,489)          (14,817)            (16,997)
Operating profit                        24,281            23,243              20,101
Share of profit in associates            1,235               920                 985
Profit before tax                       25,516            24,163              21,086
Tax expense                             (4,569)           (4,248)             (3,803)
Profit for the period                   20,947            19,915              17,283

Attributable to shareholders            18,471            17,564              15,309
Attributable to minority interests       2,476             2,351               1,974

Consolidated Balance Sheet

                                    At 30JUN06      At 30JUN05       At 31DEC05
Figures in HK$m                                       restated

ASSETS
Cash and short-term funds             563,169          493,159          502,730
Placings with banks maturing after
  one month                           113,890           94,560           69,554
Items in the course of collection
  from other banks                     34,247           37,980           17,782
Certificates of deposit                62,182           55,427           53,831
Hong Kong SAR Government
  certificates of indebtedness         97,774           94,804           97,344
Trading assets                        216,433          159,447          215,681
Financial assets designated at fair
  value                                38,379           35,647           37,073
Derivatives                            93,118           77,137           72,039
Advances to customers               1,044,364          973,637          999,326
Financial investments                 427,326          410,442          394,497
Amounts due from fellow
  subsidiaries                         84,472           67,243          101,173
Investments in associates              24,733           20,508           23,061
Goodwill and intangible assets          8,371            6,222            7,252
Property, plant and equipment          28,893           28,685           29,805
Deferred tax assets                     1,426            1,238            1,272
Retirement benefit assets               1,641            1,229            1,788
Other assets                           57,407           22,031           48,324
Total assets                        2,897,825        2,579,396        2,672,532

LIABILITIES
Hong Kong SAR currency notes in
  circulation                          97,774           94,804           97,344
Deposits by banks                     108,416          115,254           83,802
Customer accounts                   1,818,268        1,671,433        1,735,110
Items in the course of transmission
  to other banks                       43,273           44,578           20,927
Trading liabilities                   270,742          218,652          250,198
Financial liabilities designated at
  fair value                           33,975           31,567           33,291
Derivatives                            95,505           75,929           72,009
Debt securities in issue               65,605           59,600           61,468
Retirement benefit liabilities            415              359              394
Amounts due to fellow subsidiaries     31,130           23,367           22,275
Amounts due to ultimate holding
  company                               2,649              748            2,502
Other liabilities                      48,833           20,802           46,628
Liabilities under insurance
  contracts issued                     50,517           32,525           41,845
Current taxation                        3,834            4,085            2,044
Deferred taxation                       4,055            3,032            3,729
Subordinated liabilities               17,038           12,569           12,561
Preference shares                      72,104           62,978           71,980
Total liabilities                   2,764,133        2,472,282        2,558,107

EQUITY
Share capital                          22,494          22,494           22,494
Other reserves                         14,002           4,745            6,037
Retained profits                       73,791          57,583           64,303
Proposed dividend                       5,500           6,000            4,500
Shareholders' funds                   115,787          90,822           97,334
Minority interests                     17,905          16,292           17,091
                                      133,692         107,114          114,425
Total equity and liabilities        2,897,825       2,579,396        2,672,532

Consolidated Statement of Changes in Equity

                                 Half-year ended  Half-year ended  Half-year ended
                                         30JUN06          30JUN05          31DEC05
Figures in HK$m                                          restated

Called up share capital                   22,494           22,494           22,494

Property revaluation reserves
Balance at the beginning of the period     4,082            3,065            3,847
Unrealised surplus on revaluation          1,253            1,360              693
Transfer of depreciation from retained
  profits                                   (100)             (78)             (95)
Transfer from/(to) retained profits            -              164             (164)
Realisation on disposal of properties       (447)            (441)             (82)
Deferred tax and other movements            (106)            (223)            (117)
Share of associates' unrealised
  surplus on revaluation                     103                -                -
Balance at the end of the period           4,785            3,847            4,082

Other reserves
Balance at the beginning of the period     1,955            4,297              898
Available-for-sale investments:
Fair value gains/(losses) taken to
  equity                                   5,533             (836)            (481)
Transfer to income statement on
  disposal                                (1,081)            (312)            (275)
Transfer to income statement on change
  in fair value of hedged items              574              310              673
Deferred tax and other movements             187               97              (91)
Share of associates'
  available-for-sale reserves                106             (111)             668
Cash flow hedges:
Fair value gains/(losses) taken to
  equity                                      58           (2,588)              66
Transfer to income statement                 859                -              538
Deferred tax and other movements            (143)             456             (114)
Exchange differences arising on
  monetary items that form part
  of a net investment in a
  foreign operation                          852             (540)           ( 250)
Employees' options granted cost
  free by ultimate holding company           334              125              182
Exchange and other movements                 (17)              -               141
Balance at the end of the period           9,217              898            1,955

Retained profits
Balance at the beginning of the
  period                                  64,303           50,445           57,583
Profit for the period attributable to
  shareholders                            18,471           17,564           15,309
Dividends                                 (9,257)         (10,600)          (9,700)
Transfer of depreciation to property
  revaluation reserve                        100               78               95
Transfer to property revaluation
  reserve                                      -             (164)             164
Realisation on disposal of properties        447              441               82
Actuarial (losses)/gains on defined
  benefit plans                             (280)            (168)             241
Deferred tax and other movements               7              (13)             529
Balance at the end of the period          73,791           57,583           64,303
Dividend declared but not yet
  approved                                 5,500            6,000            4,500

Changes in equity attributable to
  minority interests
Balance at the beginning of the
  period                                  17,091           16,658           16,292
Profit attributable to minority
  interests                                2,476            2,351            1,974
Dividends                                 (2,248)          (2,374)          (1,609)
Increase in stake and other movements        586             (343)             434
Balance at the end of the period          17,905           16,292           17,091



Consolidated Cash Flow Statement


                                               Half-year ended  Half-year ended
Figures in HK$m                                        30JUN06          30JUN05

Operating activities
Cash generated from operations                         118,945            2,921
Interest received on financial investments               9,095            6,313
Dividends received on financial investments                206              228
Dividends received from associates                          33               22
Taxation paid                                           (2,019)          (1,971)
Net cash inflow from operating activities              126,260            7,513

Investing activities
Purchase of financial investments                     (201,753)        (140,786)
Proceeds from sale or redemption of financial
  investments                                          174,201          153,904
Purchase of property, plant and equipment                 (568)            (634)
Proceeds from sale of property, plant and
  equipment                                                707              837
Purchase of other intangibles                             (532)               -
Net cash outflow in respect of acquisition of
  and increased shareholding in
  subsidiary companies                                       -           (1,247)
Net cash inflow in respect of sale of
  subsidiary companies                                       -              323
Net cash outflow in respect of purchase of
  interest in associates                                     -           (1,166)
Net cash (outflow)/inflow from investing
  activities                                           (27,945)          11,231

Net cash inflow before financing                        98,315           18,744

Financing
Issue of cumulative irredeemable preference
  shares                                                     -            7,376
Increase in non-equity minority interests                  322                -
Issue of subordinated liabilities                        4,485            2,392
Ordinary dividends paid                                 (8,257)          (9,400)
Dividends paid to minority interests                    (3,043)          (3,160)
Interest paid on preference shares                      (1,856)               -
Interest paid on loan capital                             (383)            (213)
Net cash outflow from financing                         (8,732)          (3,005)

Increase in cash and cash equivalents                   89,583           15,739



1. Net interest income



                           Half-year ended   Half-year ended    Half-year ended
Figures in HK$m                    30JUN06           30JUN05            31DEC05

Net interest income                 23,590            21,410             22,081
Average interest-earning
  assets                         2,179,207         2,008,241          2,054,010
Net interest spread                   1.76%             1.95%              1.83%
Net interest margin                   2.18%             2.15%              2.13%


Net interest income of HK$23,590 million was HK$2,180 million, or 10.2 per cent, higher than the first half of 2005. The contribution from balance sheet growth and improved deposit spreads throughout the region was partially offset by significantly lower balance sheet management income which was impacted by higher funding costs and flat yield curves.

Net interest income in Personal Financial Services rose by HK$1,584 million, or
12.4 per cent, partly due to improved liability spreads earned in the higher interest rate environment, coupled with strong growth in the deposit base outside of Hong Kong. Lending growth also contributed to the increase in interest income, particularly personal loans in India, Korea and Indonesia, credit cards in the Philippines, Indonesia and India, and mortgages in Taiwan and Singapore. Net interest income in Commercial Banking was HK$1,396 million, or 27.6 per cent, ahead of the prior period due to balance sheet growth, notably in Hong Kong, India and Singapore, and improved deposit spreads. In Corporate, Investment Banking and Markets, net interest income from Global Transaction Banking increased significantly, due to higher deposit balances and spreads, notably in Hong Kong and India.

Average interest earning assets rose by HK$171.0 billion, or 8.5 per cent, to HK$2,179.2 billion. Average advances to customers grew by HK$77.1 billion, or
8.1 per cent, with strong increases in corporate loans in Hong Kong, mainland China, India and Singapore, and rises in mortgage lending in Korea, Singapore, Taiwan and India. Average credit card balances rose in all areas, notably Hong Kong and Indonesia, and personal instalment loans grew, most significantly in Korea. Average placements with banks were HK$28.1 billion higher, and holdings of available-for-sale securities rose by HK$18.9 billion, reflecting the deployment of the commercial surplus. Lending to fellow HSBC subsidiaries increased by HK$35.3 billion.

The group's net interest margin of 2.18 per cent for the first half of 2006 was three basis points higher than the comparable period in 2005. Net interest spread declined by 19 basis points, while the contribution from net free funds increased by 22 basis points. The reduction in balance sheet management income negatively affected net interest margin by 26 basis points when compared to the first half of 2005.

For the bank in Hong Kong, net interest margin decreased by 16 basis points to
2.08 per cent for the first half of 2006. Spread fell by 29 basis points, primarily due to the negative impact of lower balance sheet management income as fixed rate asset positions faced an increase in funding costs. Spreads on mortgages and credit cards were also impacted by a higher cost of funds, and competitive pressures on pricing affected corporate lending margins. The average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme ('GHOS') and staff loans, dropped slightly to 234 basis points below Best Lending Rate ('BLR') in the first half of 2006, compared with 233 basis points below BLR in the same period last year. The contribution from net free funds increased by 13 basis points due to the increase in market interest rates.

At Hang Seng Bank, net interest margin improved by 24 basis points as the increase in contribution from net free funds outweighed the fall in spread. Net interest spread declined by 17 basis points as returns on treasury products were affected by rising funding costs and flat yield curves, and spreads narrowed on non-BLR corporate and personal loans due to competitive pressures on pricing. The average yield on the residential mortgage portfolio, excluding GHOS and staff loans, was 228 basis points below BLR for the first half of 2006, compared with 223 basis points for the same period last year. The contribution from net free funds increased by 41 basis points, benefiting from the rise in market interest rates and from higher balances of structured deposits which are classified as trading liabilities, the related interest expense being included within 'net trading income'.

In the rest of Asia-Pacific, net interest margin at 2.15 per cent was 15 basis points higher than the first half of 2005. Spread decreased by 10 basis points to 1.76 per cent. All major sites faced an increase in funding costs due to higher interest rates across the region. This was coupled with competitive pressures on mortgage lending rates in Korea, Taiwan and Australia, and lower yields on credit card advances in Taiwan and Indonesia. Margins did rise, however, in several other countries, notably in India due to an increase in higher-yielding personal loans and credit cards, favourable pricing on commercial banking loans, and a rise in low cost current account balances from custody and clearing customers. In addition, margins were higher in mainland China from higher spreads on corporate lending as deposit rate rises lagged lending rate increases, and in Singapore due to rises in mortgage lending rates. The contribution from net free funds rose by 25 basis points, benefiting from higher market interest rates.


2. Net fee income



                              Half-year ended   Half-year ended   Half-year ended
Figures in HK$m                       30JUN06           30JUN05           31DEC05

Account services                          709               642               672
Credit facilities                         640               584               575
Import/export                           1,400             1,345             1,432
Remittances                               684               591               657
Securities/stockbroking                 2,572             1,595             1,807
Cards                                   2,348             2,027             2,204
Insurance                                 154               161               119
Unit trusts                             1,227               959               668
Funds under management                  1,658             1,017             1,216
Other                                   1,793             1,658             1,742

Fee income                             13,185            10,579            11,092

Fee expense                            (2,271)           (1,705)           (1,869)

                                       10,914             8,874             9,223



Net fee income was HK$2,040 million, or 23.0 per cent, higher than the first half of 2005. Securities broking and custody fees rose by 61.3 per cent, reflecting higher stock market turnover in Hong Kong and the region. The buoyant stock markets which prevailed throughout most of the period also stimulated customer demand for unit trusts. Funds under management increased, in part due to institutional business transferred from another HSBC Group entity in the second quarter of 2005. Related fee income also includes significant fund advisory and performance fees, reflecting the success of certain emerging markets funds. Credit card fees rose by 15.8 per cent due to the increase in the number of cards in circulation and higher cardholder spending. Trade finance income, although higher, was affected by tougher market competition, whilst remittance and other account fees grew, reflecting the group's strong transactional capabilities.


3. Net trading income



                              Half-year ended   Half-year ended   Half-year ended
Figures in HK$m                       30JUN06           30JUN05           31DEC05

Dealing profits                         4,947             4,721             3,839

Gain/(loss) from hedging
  activities                                8               (11)               10

Net interest expense                     (605)             (568)             (916)

Dividend income                           112                54                51

                                        4,462             4,196             2,984


Trading income rose by 6.3 per cent to HK$4,462 million. Foreign exchange profits benefited from exchange rate volatility, coupled with higher customer volumes as foreign investors sought to participate in local stock markets. Revenues grew strongly in the equities and equity derivatives business due to an expanded product range and more active stock markets in the first few months of the year. Strong gains were also made on the revaluation of private equity investments. Interest rate derivatives and government securities trading achieved good results, profiting from correct positioning for interest rate rises. The rising rate environment, however, negatively impacted corporate bond trading, and the increase in structured deposit products resulted in higher interest expense.


4. Gains less losses from financial investments


                              Half-year ended  Half-year ended  Half-year ended
Figures in HK$m                       30JUN06          30JUN05          31DEC05

Profit on disposal of
  available-for-sale securities         1,236              348              414

Impairment losses on
  available-for-sale securities           (86)              (1)              (5)

                                        1,150              347              409


The profit on the disposal of available-for-sale securities largely comprises the gain on the sale of part of the group's stake in UTI Bank, reducing the group's interest to 4.99 per cent. Profits were also made on the sale of Philippine government securities.

An impairment charge was taken against an available-for-sale equity investment in Taiwan.


5. Other operating income


                              Half-year ended  Half-year ended  Half-year ended
Figures in HK$m                       30JUN06          30JUN05          31DEC05

Rental income from investment
  properties                              109              104              111
Movement in present value of
  in-force insurance business             632              490              695
Profit on disposal of property,
  plant and equipment                     448               19               85
Profit/(loss) on disposal of
  subsidiaries and associates               -               58               (5)
Surplus arising on property
  revaluation                             337            1,038              499
Other                                     924            1,011              792

                                        2,450            2,720            2,177


Profit on the disposal of property, plant and equipment principally comprises the gain made on the disposal of a commercial property in Hong Kong.

The surplus arising on property revaluation was lower due to a slowdown in property price rises in Hong Kong.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the group's insurance business:


                              Half-year ended   Half-year ended  Half-year ended
Figures in HK$m                       30JUN06           30JUN05          31DEC05

Net interest income                     1,074               771              944
Net fee income                            299               222              262
Net income from financial
  instruments designated at fair value   (255)              (57)              73
Gains less losses from financial
  investments                              29                29               24
Dividend income                             -                 1                1
Net earned insurance premiums          10,912             6,975           12,365
Movement in present value of
  in-force business                       632               490              695
Other operating income                     41                80               10
                                       12,732             8,511           14,374
Net insurance claims incurred and
  movement in policyholder liabilities (9,744)           (6,139)         (11,152)

Net operating income                    2,988             2,372            3,222


Premium income rose by HK$3,937 million, or 56.4 per cent, over the first half of 2005, primarily attributable to growth in the life assurance business in Hong Kong. The product range was expanded with the launch of new retirement and other investment-linked products. Investment income was higher, reflecting the growing portfolio size and higher interest yields. The movement in the present value of in-force business increased due to the rise in the number of life policies in force. Claims and movement in policyholder liabilities comprise returns owed to investment policyholders as well as general insurance claims. The increase is largely in line with the rise in premium income.


7. Loan impairment charges and other credit risk provisions


                              Half-year ended   Half-year ended  Half-year ended
Figures in HK$m                       30JUN06           30JUN05          31DEC05

Net charge for impairment of
  customer advances

- Individually assessed impairment
  allowances:
  New allowances                          815             1,222              905
  Releases                               (553)           (1,249)            (506)
  Recoveries                             (133)             (161)            (106)
                                          129              (188)             293
- Net charge for collectively
  assessed impairment allowances        2,434               706            1,255

- Country risk allowances                  (3)               (8)              10
                                        2,560               510            1,558

Net charge/(release) of other
  credit risk provisions                   23                 6              (10)

Net charge for loan impairment and
  other credit risk provisions          2,583               516            1,548


The net charge for loan impairment and other credit risk provisions was HK$2,067 million higher than in the first half of 2005. The environment for corporate credit remained stable in contrast to more difficult credit conditions for personal lending in some parts of the region.

The charge for new individually assessed allowances was lower, attributable to a decrease in charges against corporate lending, as the prior period included a significant one-time charge. Releases and recoveries were also lower, largely relating to corporates in Hong Kong, mainland China and India, and against mortgage lending in Hong Kong.

The net charge for collectively assessed allowances rose significantly, due to higher provisions against credit card lending, most notably in Taiwan and Indonesia. Delinquency rates and write-offs rose in Taiwan as a result of government measures to curb excessive consumer credit growth. These included increasing the minimum monthly repayment amount while at the same time introducing a debt renegotiation scheme which offers extended repayment periods at substantially reduced rates. Indonesia was also affected by higher minimum repayment rules, coupled with rises in inflation largely as a result of the reduction of government fuel price subsidies.


8. Employee compensation and benefits


                              Half-year ended  Half-year ended   Half-year ended
Figures in HK$m                       30JUN06          30JUN05           31DEC05

Wages and salaries                      6,852            5,949             6,362
Performance-related pay                 2,655            1,933             2,184
Social security costs                     143              109               129
Retirement benefit costs                  459              434               636
                                       10,109            8,425             9,311

Staff numbers by region^
                                   At 30JUN06       At 30JUN05        At 31DEC05

Hong Kong                              25,655           24,240            24,842
Rest of Asia-Pacific                   29,052           22,942            25,956
Americas/Europe                            17               16                18
Total                                  54,724           47,198            50,816


^ Full-time equivalent

Staff costs increased by HK$1,684 million, or 20.0 per cent, compared with the first half of 2005. Salaries rose by 15.2 per cent in line with increases in headcount throughout the region. Staff numbers rose in all customer groups, notably in Personal Financial Services in Hong Kong, India, Indonesia and Korea, in Commercial Banking in Hong Kong, mainland China, Indonesia and Korea, and in Corporate, Investment Banking and Markets in Hong Kong, India, mainland China and Korea due to expansion of the payments and cash management and securities businesses. Headcount in the Group Service Centre in Guangdong rose by more than 1,300 in order to support the expansion in processing work. Performance-related remuneration increased in line with improved operating revenues.


9. General and administrative expenses


                              Half-year ended  Half-year ended   Half-year ended
Figures in HK$m                       30JUN06          30JUN05           31DEC05

Premises and equipment
- Rental expenses                         756              627               672
- Other premises and equipment          1,124              855             1,234
                                        1,880            1,482             1,906

Marketing and advertising expenses      1,395            1,039             1,801

Other administrative expenses           3,039            2,677             2,877

Litigation and other provisions             3              204               109

                                        6,317            5,402             6,693


The increase in general and administrative expenses of HK$915 million, or 16.9 per cent, reflected additional costs incurred in business expansion throughout the region. Premises and equipment costs rose, in part due to new branch openings in several countries. Technology costs also increased, reflecting ongoing investment in new systems and channel development. Marketing and advertising expenditure was higher in Hong Kong, India, Korea and mainland China, and comprised specific product campaigns and other drives to increase brand awareness.

10. Share of profit in associates

Share of profit in associates in the first half of 2006 included the group's share of post-tax profits from Bank of Communications and Industrial Bank, and amortisation of intangible assets arising on acquisition, for the six months to 31 March 2006.


11. Taxation

The charge for taxation in the consolidated income statement comprises:


                              Half-year ended  Half-year ended   Half-year ended
Figures in HK$m                       30JUN06          30JUN05           31DEC05

Current income tax
- Hong Kong profits tax                 2,797            2,663             2,311
- Overseas taxation                     1,709            1,300             1,298
Deferred taxation                          63              285               194
                                        4,569            4,248             3,803


The effective rate of tax for the first half of 2006 was 17.9 per cent, compared with 17.6 per cent for the first half of 2005. The increase was attributable to a higher proportion of the group's taxable profits being generated in higher tax rate jurisdictions and a rise in interest payable on preference shares for which no tax relief is available. It was partially offset by certain tax-free gains on the disposal of financial investments.


12. Dividends


                            Half-year ended     Half-year ended     Half-year ended
                                    30JUN06            30JUN005             31DEC05
                              HK$      HK$m      HK$       HK$m       HK$      HK$m
                              per                per                  per
                            share              share                share

Dividends on ordinary
  share capital
- Paid                       0.42     3,757     0.51      4,600      0.58     5,200
- Proposed                   0.61     5,500     0.67      6,000      0.50     4,500
                             1.03     9,257     1.18     10,600      1.08     9,700

13. Trading assets

Figures in HK$m                        At 30JUN06       At 30JUN05      At 31DEC05

Debt securities                           109,842          117,682         108,687
Equity shares                              16,133            5,860          22,677
Treasury bills                             78,291           34,979          69,880
Other                                      12,167              926          14,437
                                          216,433          159,447         215,681

14. Financial assets designated at fair value

Figures in HK$m                        At 30JUN06       At 30JUN05      At 31DEC05

Debt securities                            15,289           15,884          15,070
Equity shares                              21,304           15,524          18,320
Treasury bills                                  -               34              94
Other                                       1,786            4,205           3,589
                                           38,379           35,647          37,073


Financial assets designated at fair value largely comprise investments held by the group's insurance companies.


15. Advances to customers


Figures in HK$m                        At 30JUN06       At 30JUN05      At 31DEC05

Gross advances to customers             1,051,435          980,912       1,005,902

Impairment allowances:
- Individually assessed                    (2,578)          (4,114)         (2,963)
- Collectively assessed                    (4,483)          (3,158)         (3,600)
- Country risk                                (10)              (3)            (13)
                                           (7,071)          (7,275)         (6,576)
                                        1,044,364          973,637         999,326

Allowances as a percentage of
  gross advances to customers:
Individually assessed                        0.25%            0.42%           0.29%
Collectively assessed                        0.43%            0.32%           0.36%
Country risk                                    -                -               -
Total allowances                             0.68%            0.74%           0.65%





16. Impairment allowances against advances to customers


                              Individually   Collectively      Country
                                  assessed       assessed         risk
Figures in HK$m                 allowances     allowances   allowances       Total

At 1 January 2006                    2,963          3,600           13       6,576
Amounts written off                   (618)        (1,808)           -      (2,426)
Recoveries of advances written
  off in previous years                133            219            -         352
Net charge/(release) to
  income (Note 7)                      129          2,434           (3)      2,560
Unwinding of discount of loan
  impairment                           (41)           (11)           -         (52)
Exchange and other adjustments          12             49            -          61

At 30JUN06                           2,578          4,483           10       7,071



17. Impaired advances to customers and allowances

The geographical information shown below, and in notes 18, 19, 21 and 23, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.



                                                  Rest of    Americas/
Figures in HK$m                   Hong Kong  Asia-Pacific       Europe        Total

Half-year ended 30JUN06

Impairment charge                       514         2,046            -        2,560

At 30JUN06

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances               3,918         4,306            -        8,224

Individually assessed allowances     (1,275)       (1,303)           -       (2,578)
                                      2,643         3,003            -        5,646

Individually assessed allowances
  as a percentage of gross
  impaired advances                    32.5%         30.3%           -         31.3%

Gross impaired advances as a
  percentage of gross advances to
  customers                             0.6%          1.1%           -          0.8%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

Half-year ended 30JUN05

Impairment charge/(release)             455            67          (12)         510

At 30JUN05

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances               5,436         3,438            -        8,874

Individually assessed allowances     (2,230)       (1,884)           -       (4,114)
                                      3,206         1,554            -        4,760

Individually assessed allowances
  as a percentage of gross impaired
  advances                             41.0%         54.8%           -         46.4%

Gross impaired advances as a
  percentage of gross advances to
  customers                             0.9%          0.9%           -          0.9%

Half-year ended 31DEC05

Impairment charge                       701           857            -        1,558

At 31DEC05

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances               3,920         3,079            -        6,999

Individually assessed allowances     (1,335)       (1,628)           -       (2,963)
                                      2,585         1,451            -        4,036

Individually assessed allowances
  as a percentage of gross
  impaired advances                    34.1%         52.9%           -         42.3%

Gross impaired advances as a
  percentage of gross advances to
  customers                             0.6%          0.8%           -          0.7%

18. Overdue advances to customers

                                                      Rest of     Americas/
Figures in HK$m                      Hong Kong   Asia-Pacific        Europe      Total

At 30JUN06

Gross advances to customers which
  have been overdue with respect to
  either principal or interest for
  periods of:

- three to six months                    1,158          1,299             -      2,457

- six months to one year                   750            403             -      1,153

- over one year                          1,008          1,020             -      2,028
                                         2,916          2,722             -      5,638

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- three to six months                      0.2%           0.3%            -        0.2%

- six months to one year                   0.1%           0.1%            -        0.1%

- over one year                            0.2%           0.3%            -        0.2%
                                           0.5%           0.7%            -        0.5%

At 30JUN05

Gross advances to customers which
  have been overdue with respect
  to either principal or interest
  for periods of:

- three to six months                      814            886             -      1,700

- six months to one year                   307            379             -        686

- over one year                          1,546          1,272             -      2,818
                                         2,667          2,537             -      5,204

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- three to six months                      0.1%           0.2%            -        0.2%

- six months to one year                   0.1%           0.1%            -        0.1%

- over one year                            0.2%           0.4%            -        0.2%
                                           0.4%           0.7%            -        0.5%

At 31DEC05

Gross advances to customers which
  have been overdue with respect to
  either principal or interest for
  periods of:

- three to six months                    1,073            891             -      1,964

- six months to one year                   272            430             -        702

- over one year                          1,053          1,071             -      2,124
                                         2,398          2,392             -      4,790

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- three to six months                      0.2%           0.2%            -        0.2%

- six months to one year                     -            0.1%            -        0.1%

- over one year                            0.2%           0.3%            -        0.2%
                                           0.4%           0.6%            -        0.5%

19. Rescheduled advances to customers

                                                  Rest of     Americas/
Figures in HK$m                   Hong Kong  Asia-Pacific        Europe        Total

At 30JUN06

Rescheduled advances to customers     2,016         1,862             -        3,878

Rescheduled advances to customers
  as a percentage of gross advances
  to customers                          0.3%          0.5%            -          0.4%

At 30JUN05

Rescheduled advances to customers     2,327           552             -        2,879

Rescheduled advances to customers
  as a percentage of gross advances
  to customers                          0.4%          0.1%            -          0.3%

At 31DEC05

Rescheduled advances to customers     1,941           623             -        2,564

Rescheduled advances to customers
  as a percentage of gross advances
  to customers                          0.3%          0.2%            -          0.3%


Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 18).


20. Repossessed assets


Figures in HK$m                        At 30JUN06       At 30JUN05      At 31DEC05

Repossessed assets                            480              403             478


Repossessed assets are non-financial assets acquired in exchange for loans in order to achieve an orderly realisation, and are included in 'Other assets' at the lower of fair value (less costs to sell) and the carrying amount of the loan (net of any impairment allowance).

21. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.


                                                Rest of    Americas/
Figures in HK$m               Hong Kong    Asia-Pacific       Europe           Total

At 30JUN06

Residential mortgages           188,585         122,572            4         311,161

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgages      33,863               -            -          33,863

Credit card advances             26,524          17,957            -          44,481

Other personal                   29,138          32,388            1          61,527
Total personal                  278,110         172,917            5         451,032

Commercial, industrial and
  international trade           138,577         122,447            -         261,024

Commercial real estate          103,403          35,462            -         138,865

Other property-related
  lending                        47,777          13,746            -          61,523

Government                        3,247           7,557            -          10,804

Other commercial                 49,325          40,088            -          89,413
Total corporate and
  commercial                    342,329         219,300            -         561,629

Non-bank financial
  institutions                   19,363          11,263            -          30,626

Settlement accounts               6,197           1,951            -           8,148
Total financial                  25,560          13,214            -          38,774

Gross advances to
  customers                     645,999         405,431            5       1,051,435

Impairment allowances            (3,039)         (4,032)           -          (7,071)

Net advances to customers       642,960         401,399            5       1,044,364

At 30JUN05

Residential mortgages           184,740         108,582            3         293,325

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgages      39,131               -            -          39,131

Credit card advances             22,205          14,467            -          36,672

Other personal                   26,016          28,323            1          54,340
Total personal                  272,092         151,372            4         423,468

Commercial, industrial and
  international trade           126,034         112,301            -         238,335

Commercial real estate           80,473          29,560            -         110,033

Other property-related
  lending                        47,560          15,426            -          62,986

Government                        3,349           9,309            -          12,658

Other commercial                 57,113          36,308            -          93,421
Total corporate and
  commercial                    314,529         202,904            -         517,433

Non-bank financial
  institutions                   13,381          19,828            -          33,209

Settlement accounts               3,358           3,444            -           6,802
Total financial                  16,739          23,272            -          40,011

Gross advances to
  customers                     603,360         377,548            4         980,912

Impairment allowances            (3,871)         (3,404)           -          (7,275)

Net advances to customers       599,489         374,144            4         973,637

At 31DEC05

Residential mortgages           182,257         117,211            4         299,472

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgages      36,291               -            -          36,291

Credit card advances             29,882          16,539            -          46,421

Other personal                   27,480          31,316            1          58,797
Total personal                  275,910         165,066            5         440,981

Commercial, industrial and
  international trade           129,774         110,668            -         240,442

Commercial real estate           97,364          32,615            -         129,979

Other property-related
  lending                        47,661          17,340            -          65,001

Government                        2,347           5,891            -           8,238

Other commercial                 53,681          37,851            -          91,532
Total corporate and
  commercial                    330,827         204,365            -         535,192

Non-bank financial
  institutions                   15,246          11,987            -          27,233

Settlement accounts               2,173             323            -           2,496
Total financial                  17,419          12,310            -          29,729

Gross advances to
  customers                     624,156         381,741            5       1,005,902

Impairment allowances            (3,092)         (3,484)           -          (6,576)

Net advances to customers       621,064         378,257            5         999,326


Net advances to customers increased by HK$45.0 billion, or 4.5 per cent, since the end of 2005.

Net advances in Hong Kong grew by HK$21.9 billion, or 3.5 per cent, since the end of 2005. Excluding the impact of lending under the Government Home Ownership Scheme which remained suspended, mortgage lending rose by 3.5 per cent due to the successful launch of HSBC's simplified pricing campaign. Credit card advances dropped back from seasonally high balances at the end of December which were inflated by personal tax payments. Corporate and commercial lending increased, buoyed by demand for credit in the manufacturing and property sectors, although lending to large corporations declined.

In the rest of Asia-Pacific, net advances rose by HK$23.1 billion, or 6.1 per cent, since the end of 2005. Mortgage balances grew by 4.6 per cent with increases in Taiwan, India and Australia. Credit card advances increased by 8.6 per cent, mainly in Australia, India, Thailand, the Philippines and Sri Lanka. Lending to corporate and commercial customers rose by HK$14.9 billion, largely in mainland China, Australia, Japan, India and Mauritius.

22. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

                                         Rest of  Americas/
Figures in HK$m         Hong Kong   Asia-Pacific     Europe   Others         Total

At 30JUN06

Gross advances to
  customers               581,542        378,801     83,748    7,344     1,051,435
Overdue advances to
  customers                 2,782          2,551        305        -         5,638

At 30JUN05

Gross advances to
  customers               550,724        357,221     63,356    9,611       980,912
Overdue advances to
  customers                 2,865          2,269         69        1         5,204

At 31DEC05

Gross advances to
  customers               570,329        354,626     73,959    6,988     1,005,902
Overdue advances to
  customers                 2,337          2,222        223        8         4,790


23. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.



Figures in HK$m                         At 30JUN06 At 30JUN05    At 31DEC05

Gross advances to customers for use
in Hong Kong

Industrial, commercial and financial
Property development                        43,643     37,417        41,141
Property investment                        107,883     92,976       104,214
Financial concerns                          10,410     13,704        12,667
Stockbrokers                                   776        983         1,094
Wholesale and retail trade                  35,315     34,679        34,256
Manufacturing                               18,283     18,588        17,847
Transport and transport equipment           29,878     33,145        31,202
Others                                      43,868     47,570        44,697
                                           290,056    279,062       287,118

Individuals
Advances for the purchase of flats under the
  Hong Kong SAR Government's Home Ownership
  Scheme, Private Sector Participation and
  Tenants Purchase Scheme                   33,863     39,131        36,291
Advances for the purchase of other
  residential properties                   170,374    168,042       165,148
Credit card advances                        26,524     22,205        29,882
Others                                      24,776     22,557        23,826
                                           255,537    251,935       255,147

Gross advances to customers for use
  in Hong Kong                             545,593    530,997       542,265

Trade finance                               55,639     54,439        49,902

Gross advances to customers for use
  outside Hong Kong made by branches
  of the bank and subsidiary companies
  in Hong Kong                              44,767     17,924        31,989

Gross advances to customers made by
  branches of the bank and subsidiary
  companies in Hong Kong                   645,999    603,360       624,156

Gross advances to customers made by
  branches of the bank and subsidiary
  companies outside Hong Kong
- Rest of Asia-Pacific                     405,431    377,548       381,741
- Americas/Europe                                5          4             5

Gross advances to customers              1,051,435    980,912     1,005,902

24. Cross-border exposure


The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.



                                       Banks and
                                           other     Public
                                       financial     sector
Figures in HK$m                     institutions   entities      Other      Total

At 30JUN06

Americas
United States                             44,625     77,197     29,906    151,728
Other                                     41,320      7,775     49,033     98,128
                                          85,945     84,972     78,939    249,856
Europe
United Kingdom                           113,869         14     24,447    138,330
Other                                    369,449      5,267     32,383    407,099
                                         483,318      5,281     56,830    545,429

Asia-Pacific excluding Hong Kong         175,332     12,084    102,108    289,524

At 30 June 2005

Americas
United States                             51,906     75,139     28,191    155,236
Other                                     40,686     13,491     47,349    101,526
                                          92,592     88,630     75,540    256,762
Europe
United Kingdom                            91,103         27     26,182    117,312
Other                                    335,154      3,746     21,533    360,433
                                         426,257      3,773     47,715    477,745

Asia-Pacific excluding Hong Kong         159,828     12,047     97,209    269,084

At 31DEC05

Americas
United States                             38,673     72,477     34,515    145,665
Other                                     39,328      9,909     50,744     99,981
                                          78,001     82,386     85,259    245,646

Europe
United Kingdom                           111,377         14     22,232    133,623
Other                                    338,060      5,842     39,509    383,411
                                         449,437      5,856     61,741    517,034

Asia-Pacific excluding Hong Kong         154,135     33,897    108,476    296,508

25. Financial investments

Figures in HK$m                      At 30JUN06      At 30JUN05      At 31DEC05

Debt securities
- available-for-sale                    375,115         379,876         350,624
- held-to-maturity                       30,873          23,671          28,102
                                        405,988         403,547         378,726
Equity shares
- available-for-sale                     21,338           6,895          15,771

                                        427,326         410,442         394,497

26. Customer accounts

Figures in HK$m                      At 30JUN06      At 30JUN05      At 31DEC05

Current accounts and demand deposits    969,450         959,723         925,008
Savings accounts                        703,023         563,002         664,478
Other deposit accounts                  145,795         148,708         145,624
                                      1,818,268       1,671,433       1,735,110


Customer accounts increased by HK$83.2 billion, or 4.8 per cent, since the end of 2005.

In Hong Kong, customer accounts rose by HK$42.2 billion, or 3.3 per cent, in the first half of 2006, largely from personal customers. In the rest of Asia-Pacific, customer accounts grew by HK$41.2 billion, or 9.0 per cent. Deposits from personal customers increased by 12.0 per cent, notably in Singapore, Australia, mainland China, Taiwan and Indonesia. Deposits from commercial and corporate customers rose by 7.6 per cent, with increases in Taiwan, Singapore, mainland China and India, attributable to expansion of the payment and cash management business and higher balances from securities custody and clearing customers.

The group's advances-to-deposits ratio dropped slightly to 57.4 per cent at 30 June 2006 from 57.6 per cent at 31 December 2005.

27. Trading liabilities


Figures in HK$m                     At 30JUN06       At 30JUN05      At 31DEC05

Certificates of deposit in issue        76,450           83,048          83,937
Other debt securities in issue          23,184           22,976          20,361
Short positions in securities           65,500           52,402          55,025
Deposits by banks                       10,100            5,044          13,488
Customer accounts                       95,508           55,182          77,387
                                       270,742          218,652         250,198


Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

The increase in customer accounts represents growth in structured deposit products in Hong Kong.


28. Financial liabilities designated at fair value


Figures in HK$m                     At 30JUN06       At 30JUN05      At 31DEC05

Deposits by banks                          371                -             360
Customer accounts                        1,678            1,192           1,600
Subordinated liabilities                   949              995             967
Liabilities to customers under
  investment contracts                  30,977           29,380          30,364
                                        33,975           31,567          33,291

29. Debt securities in issue

Figures in HK$m                     At 30JUN06       At 30JUN05      At 31DEC05

Certificates of deposit                 47,926           43,397          49,068
Other debt securities                   17,679           16,203          12,400
                                        65,605           59,600          61,468

30. Reserves

                                    At 30JUN06       At 30JUN05      At 31DEC05
Figures in HK$m                                        restated

Other reserves
- Property revaluation reserve           4,785            3,847           4,082
- Available-for-sale investments
  reserve                                8,218            2,399           2,899
- Cash flow hedge reserve                 (993)          (2,248)         (1,767)
- Foreign exchange reserve                 905              303              53
- Other                                  1,087              444             770
                                        14,002            4,745           6,037
Retained profits                        73,791           57,583          64,303
Total reserves                          87,793           62,328          70,340


The property revaluation reserve includes an amount of HK$149 million in relation to properties classified as assets held for sale, included in 'Other assets' in the consolidated balance sheet, at 30 June 2006 (30 June 2005 and 31 December 2005: nil).


31. Contingent liabilities, commitments and derivatives


                                                         Credit           Risk-
                                      Contract       equivalent        weighted
Figures in HK$m                         amount           amount          amount

At 30JUN06

Contingent liabilities
- Guarantees                            90,745           66,286          54,298
- Other                                     32               32              32
                                        90,777           66,318          54,330
Commitments
- Documentary credits and short-term
  trade-related transactions            66,335           24,512          13,620
- Undrawn note issuing and revolving
  underwriting facilities                  427              214               -
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                   89,723           44,861          39,771
  - under one year                     803,823                -               -
                                       960,308           69,587          53,391
Derivatives
Exchange rate contracts
- Spot and forward foreign exchange  3,246,950           43,787          11,447
- Other exchange rate contracts      1,111,295           51,188          15,497
                                     4,358,245           94,975          26,944
Interest rate contracts
- Interest rate swaps                5,551,438           70,576          18,506
- Other interest rate contracts        995,880            5,938           1,799
                                     6,547,318           76,514          20,305
Forward asset purchases and forward
 forward deposits placed                 4,971            4,971           1,682
Other derivative contracts             377,211           16,929           5,195
                                       382,182           21,900           6,877

Impact of counterparty netting
  agreements on derivatives exposure         -          (68,506)        (14,666)

At 30JUN05

Contingent liabilities
- Acceptances and endorsements          22,273            4,875           4,762
- Guarantees                           157,375          134,910          48,035
- Other                                     40               40              40
                                       179,688          139,825          52,837
Commitments
- Documentary credits and short-term
  trade-related transactions            58,058           19,828          11,658
- Undrawn note issuing and revolving
  underwriting facilities                3,982            1,991           1,614
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                   99,653           49,826          44,479
  - under one year                     715,575                -               -
                                       877,268           71,645          57,751
Derivatives
Exchange rate contracts
- Spot and forward foreign exchange  2,545,957           41,632          10,641
- Other exchange rate contracts        971,018           42,392          12,576
                                     3,516,975           84,024          23,217
Interest rate contracts
- Interest rate swaps                4,367,557           53,818          13,740
- Other interest rate contracts        679,471            5,560           1,714
                                     5,047,028           59,378          15,454

Forward asset purchases and forward
  forward deposits placed                9,710            9,710           8,746
Other derivative contracts             163,291            8,805           3,116
                                       173,001           18,515          11,862

Impact of counterparty netting
  agreements on derivatives exposure         -          (58,343)        (12,693)

At 31DEC05

Contingent liabilities
- Guarantees                            83,114           60,166          48,893
- Other                                     37               37              37
                                        83,151           60,203          48,930
Commitments
- Documentary credits and short-term
  trade-related transactions            55,402           20,650          10,905
- Undrawn note issuing and revolving
  underwriting facilities                3,249            1,625             975
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                   97,207           48,604          41,115
  - under one year                     752,797                -               -
                                       908,655           70,879          52,995
Derivatives
Exchange rate contracts
- Spot and forward foreign exchange  2,536,795           36,655           9,753
- Other exchange rate contracts        884,046           41,124          12,481
                                     3,420,841           77,779          22,234
Interest rate contracts
- Interest rate swaps                4,775,236           55,580          14,442
- Other interest rate contracts        815,110            4,159           1,340
                                     5,590,346           59,739          15,782

Forward asset purchases and forward
  forward deposits placed                1,849            1,849             775
Other derivative contracts             289,019           15,885           5,649
                                       290,868           17,734           6,424

Impact of counterparty netting
  agreements on derivatives exposure         -          (55,354)        (11,915)


The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of contingent liabilities, commitments and derivatives. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and maturity characteristics. The risk-weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for derivatives.

Contingent liabilities and commitments are credit-related instruments. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity, credit and commodity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.


Fair value of derivative assets



Figures in HK$m                 At 30JUN06     At 30JUN05      At 31DEC05

Exchange rate contracts             38,552         35,368          31,074
Interest rate contracts             51,004         39,518          38,319
Other derivative contracts           3,562          2,251           2,646
                                    93,118         77,137          72,039
Less: netting adjustments          (42,248)       (34,831)        (32,038)
                                    50,870         42,306          40,001


The fair value of derivative assets represents the mark-to-market amounts of all derivative contracts with a positive value. These assets arise from contracts with third parties and fellow subsidiaries and are included in the balance sheet as 'Derivatives'.

Fair value is a close approximation of the credit risk for these contracts at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio.

32. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities. Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:


Figures in HK$m                                          Net structural position

At 30JUN06

Chinese renminbi                                                          39,995
United States dollars                                                     10,613

At 30JUN05

Chinese renminbi                                                          21,128
Indian rupees                                                              7,603
United States dollars                                                     10,381

At 31DEC05

Chinese renminbi                                                          32,510
Indian rupees                                                              7,979
United States dollars                                                     11,780


The increase in the Chinese renminbi structural position during the first half of 2006 was principally attributable to the rise in the market value of the group's shareholding in Ping An Insurance, while the Indian rupee exposure fell to below 10 per cent of the group's total foreign currency structural exposure following the disposal of shares in UTI Bank.

The group had the following non-structural foreign currency positions which exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies:


                     United States           Singapore             Brunei
Figures in HK$m            dollars             dollars            dollars

At 30JUN06
Spot assets              1,144,826             105,727              6,359
Spot liabilities        (1,119,320)            (93,803)           (14,929)
Forward purchases        1,953,665             176,817             24,193
Forward sales           (1,972,119)           (180,365)           (24,055)
Net options position        (1,170)                  -                  -
                             5,882               8,376             (8,432)

At 30JUN05^
Spot assets                                     85,892              5,470
Spot liabilities                               (77,505)           (16,318)
Forward purchases                              147,882                  -
Forward sales                                 (145,643)                 -
Net options position                                 -                  -
                                                10,626            (10,848)

At 31DEC05
Spot assets              1,229,340             107,578              5,523
Spot liabilities        (1,188,737)            (90,549)           (18,062)
Forward purchases        1,507,086             157,007                 43
Forward sales           (1,558,902)           (161,647)                 -
Net options position         3,361                   -                  -
                            (7,852)             12,389            (12,496)


^ At 30 June 2005, the net US dollar non-structural position was less than 10 per cent of the group's total net position in all currencies, and is therefore not required to be disclosed.

33. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.


Income statement


                                             Rest of    Americas/
Figures in HK$m              Hong Kong  Asia-Pacific       Europe        Total

Half-year ended 30JUN06

Interest income                 38,238        18,852          402       57,492
Interest expense               (22,167)      (11,378)        (357)     (33,902)
Net interest income             16,071         7,474           45       23,590
Fee income                       8,491         4,998            -       13,489
Fee expense                     (1,518)       (1,051)          (6)      (2,575)
Net trading income               1,816         2,660          (14)       4,462
Net income from financial
  instruments designated
  at fair value                     64           (36)           -           28
Gains less losses from
  financial investments            945           205            -        1,150
Dividend income                    579            12            -          591
Net earned insurance premiums   10,218           694            -       10,912
Other operating income           3,183           511           12        3,706
Total operating income          39,849        15,467           37       55,353
Net insurance claims
  incurred and movement in
  policyholder liabilities      (9,253)         (491)           -       (9,744)
Net operating income before
  loan impairment charges and
  other credit risk provisions  30,596        14,976           37       45,609
Loan impairment charges and
  other credit risk provisions    (544)       (2,039)           -       (2,583)
Net operating income            30,052        12,937           37       43,026
Operating expenses             (10,762)       (7,963)         (20)     (18,745)
Operating profit                19,290         4,974           17       24,281
Share of profit in associates       81         1,154            -        1,235
Profit before tax               19,371         6,128           17       25,516
Tax expense                     (2,968)       (1,591)         (10)      (4,569)
Profit for the period           16,403         4,537            7       20,947

Attributable to shareholders    14,006         4,458            7       18,471
Attributable to minority
  interests                      2,397            79            -        2,476

Half-year ended 30JUN05

Interest income                 23,529        14,225          275       38,029
Interest expense                (8,122)       (8,366)        (131)     (16,619)
Net interest income             15,407         5,859          144       21,410
Fee income                       7,057         3,701            1       10,759
Fee expense                     (1,035)         (845)          (5)      (1,885)
Net trading income               2,381         1,928         (113)       4,196
Net income from financial
  instruments designated
  at fair value                   (163)          107            -          (56)
Gains less losses from
  financial investments            359           (12)           -          347
Dividend income                    223            26            -          249
Net earned insurance
  premiums                       6,746           229            -        6,975
Other operating income           3,555           518           11        4,084
Total operating income          34,530        11,511           38       46,079
Net insurance claims
  incurred and movement
  in policyholder liabilities   (5,851)         (288)           -       (6,139)
Net operating income before
  loan impairment charges and
  other credit risk provisions  28,679        11,223           38       39,940
Loan impairment charges and
  other credit risk provisions    (459)          (69)          12         (516)
Net operating income            28,220        11,154           50       39,424
Operating expenses              (9,754)       (6,406)         (21)     (16,181)
Operating profit                18,466         4,748           29       23,243
Share of profit in associates       28           892            -          920
Profit before tax               18,494         5,640           29       24,163
Tax expense                     (2,873)       (1,372)          (3)      (4,248)
Profit for the period           15,621         4,268           26       19,915

Attributable to shareholders    13,342         4,196           26       17,564
Attributable to minority
  interests                      2,279            72            -        2,351

Half-year ended 31DEC05

Interest income                 31,610        15,388          254       47,252
Interest expense               (16,027)       (8,970)        (174)     (25,171)
Net interest income             15,583         6,418           80       22,081
Fee income                       7,180         4,220            1       11,401
Fee expense                     (1,217)         (958)          (3)      (2,178)
Net trading income                 771         2,270          (57)       2,984
Net income from financial
  instruments designated
  at fair value                     94           346            -          440
Gains less losses from
  financial investments            355            54            -          409
Dividend income                    127            (8)           -          119
Net earned insurance
  premiums                      11,394           971            -       12,365
Other operating income           2,925           613           11        3,549
Total operating income          37,212        13,926           32       51,170
Net insurance claims
  incurred and movement in
  policyholder liabilities     (10,151)       (1,001)           -      (11,152)
Net operating income before
  loan impairment charges and
  other credit risk provisions  27,061        12,925           32       40,018
Loan impairment charges and
  other credit risk provisions    (702)         (846)           -       (1,548)
Net operating income            26,359        12,079           32       38,470
Operating expenses             (10,760)       (7,592)         (17)     (18,369)
Operating profit                15,599         4,487           15       20,101
Share of profit in associates      150           835            -          985
Profit before tax               15,749         5,322           15       21,086
Tax expense                     (2,538)       (1,262)          (3)      (3,803)
Profit for the period           13,211         4,060           12       17,283

Attributable to shareholders    11,302         3,995           12       15,309
Attributable to minority
  interests                      1,909            65            -        1,974


Interest income and interest expense for the first half of 2006 include intra-group interest of HK$3,747 million (first half of 2005: HK$2,170 million; second half of 2005: HK$2,912 million). Fee income and fee expense for the first half of 2006 include intra-group fees of HK$304 million (first half of 2005:
HK$180 million; second half of 2005: HK$309 million). Other operating income and operating expenses for the first half of 2006 include intra-group items of HK$1,256 million (first half of 2005: HK$1,364 million; second half of 2005:
HK$1,372 million).

34. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group:


Figures in HK$m                     At 30JUN06     At 30JUN05     At 31DEC05

Composition of capital

Tier 1:
Shareholders' funds                    115,787         93,216         97,334
Less: proposed dividend                 (5,500)        (6,000)        (4,500)
      property revaluation reserves^    (8,027)        (7,158)        (7,892)
      available-for-sale investments
        reserve^^                       (8,198)        (2,395)        (3,051)
      classified as regulatory
        reserve^^^                      (1,362)        (1,017)        (1,319)
      goodwill                          (3,865)        (6,043)        (3,784)
      others                               989          2,244          1,769
Irredeemable non-cumulative
  preference shares                     51,676         51,718         51,587
Minority interests^^^^                  16,172         14,666         14,808
Total qualifying tier 1 capital        157,672        139,231        144,952

Tier 2:
Property revaluation reserves
  (@70%)                                 5,619          5,011          5,524
Available-for-sale investments
  reserves (@70%)                        5,739          1,677          2,136
Collective impairment provision
  and regulatory reserve                 6,038          4,351          5,112
Perpetual subordinated debt              9,352          9,404          9,359
Term subordinated debt                  10,588          4,160          6,117
Term preference shares                   3,884          3,887          3,877
Irredeemable cumulative
  preference shares                     16,544          7,373         16,516
Total qualifying tier 2 capital         57,764         35,863         48,641

Deductions                             (44,987)       (25,640)       (39,528)

Total capital                          170,449        149,454        154,065

Risk-weighted assets                 1,305,529      1,221,620      1,238,164



^ Includes the revaluation surplus on investment properties which is reported as part of retained profits.

^^   Includes adjustments made in accordance with guidelines issued by the HKMA.

^^^ The regulatory reserve is maintained for satisfying the Banking Ordinance for prudential supervision. Movements in this reserve are made in consultation with the HKMA.

^^^^ After deduction of minority interests in unconsolidated subsidiary companies.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:


                     At 30JUN06        At 30JUN05        At 31DEC05

Total capital              13.1%             12.2%             12.4%

Tier 1 capital             12.1%             11.4%             11.7%


The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance, which does not take into account market risks, are as follows:

Total capital              12.8%             12.1%             12.0%

Tier 1 capital             11.8%             11.2%             11.2%


35. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.


                              Half-year ended  Half-year ended  Half-year ended
                                      30JUN06          30JUN05          31DEC05

The average liquidity ratio
  for the period was as
  follows:

Hong Kong branches of the bank           49.1%            48.6%            47.8%



36. Property revaluation

The group's premises and investment properties were revalued at 30 June 2006 on the basis of open market value.

Premises and investment properties in the Hong Kong SAR were valued by DTZ Debenham Tie Leung at 30 June 2006. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Management considered that there had either been no material changes in the values of the properties located outside Hong Kong since 30 September 2005, when the properties were last revalued or reviewed, or that the values of the properties were not material.

The property revaluation has resulted in an increase in the group's revaluation reserves of HK$1,036 million, net of deferred taxation of HK$217 million, as at 30 June 2006. In addition, there was a credit to the income statement of HK$337 million, of which HK$320 million represents the surplus on the revaluation of investment properties and HK$17 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

37. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the accounts for the year ended 31 December 2005, as disclosed in the Annual Report and Accounts for 2005.

38. Restatement of comparative figures

Leasehold land

As disclosed on page 31 of the 2005 Annual Report and Accounts, in the second half of 2005 the group revised its accounting policy for land held on leases expiring after more than 500 years and which are not eligible to be treated as finance leases. Such interests in land were reclassified from 'Property, plant and equipment' to 'Other assets' and were remeasured on a historical cost basis. In order to reflect this, certain comparative figures for the half-year ended 30 June 2005 have been restated as follows: total assets and equity as at 30 June 2005 have been reduced by HK$2,902 million and HK$2,394 million respectively, and the deferred tax liability as at 30 June 2005 has been reduced by HK$508 million.

39. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2005 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006. The Annual Report and Accounts for the year ended 31 December 2005, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk.

40. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

41. Statement of compliance

The information in this news release for the half-year ended 30 June 2006 complies with Hong Kong Accounting Standard 34 on Interim Financial Reporting and the module on Interim Financial Disclosure by Locally Incorporated Authorised Institutions under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 July 2006